Exhibit 99.1

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

Dated April 1, 2011

This management’s discussion and analysis (“MD&A”) for the three and nine months ended January 31, 2011  is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended January 31, 2011 and the audited consolidated financial statements for years ended April 30, 2010 and 2009 and the notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

Additional information relating to MegaWest, is available on SEDAR (www.sedar.com) or on the Company’s website (www.megawestenergy.com).

OVERVIEW

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. Its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund related expenditures.

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes (the “Senior I Notes”), the conversion of the outstanding Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

A summary of the features and terms of the financing are as follows:

•
Issuance of Senior I Notes for proceeds of US$2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  Senior I Notes are redeemable in cash at any time or convertible into common shares at US$0.05 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above US $0.25 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $75,000 per day for the same period.  One warrant has been issued to the Senior I Note holders for each US $0.05 principal amount of the Senior I Notes for a total of 50,000,000 warrants (“Senior I Warrants”).  Senior I Warrants are exercisable at $0.05 per share until July 29, 2013.  See Note 6(a) to the Company’s January 31, 2011 unaudited consolidated interim financial statements for additional terms and disclosure.

•
Conversion of  22,000 Preferred A Shares plus accumulated dividends of $301,069 into US $2,501,069 of Junior Secured Convertible Notes (the “Junior Notes”) maturing on July 30, 2013 and with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company’s option and at the holder’s option thereafter.  Junior notes are redeemable in cash at any time or convertible into common shares at $0.05 per common share at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $75,000 per day for the same 20 day period. See Note 6(c) to the Company’s January 31, 2011 unaudited consolidated interim financial statements for additional terms and disclosure.

•	Extension of the expiry date on the outstanding option to acquire Series B Preferred Shares to May 24, 2011.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

•
Re-acquisition of a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010. Following this acquisition, MegaWest has a 100% working interest in both projects. In addition:

•
MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property and the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

On December 28, 2010 and January 31, 2011, the Company issued a total of US $4 million senior secured convertible notes (“Senior II Notes”).

A summary of the features and terms of the Senior II Notes are as follows:

•
Issuance of Senior II Notes for proceeds of US$4.0 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter.  Senior II Notes are redeemable in cash at any time or convertible into common shares at US$0.02 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above US $0.25 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $75,000 per day for the same period.  One warrant has been issued to the Senior II Note holders for each US $0.05 principal amount of the Senior Notes for a total of 80,000,000 warrants.  Warrants are exercisable at $0.025 per share for a period of 36 months after closing.  See Note 6(b) to the Company’s January 31, 2011 unaudited consolidated interim financial statements for additional terms and disclosure.

In addition, in the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices described above, the conversion price of the Senior I and II Notes and Junior Notes and the exercise price of the Senior I and II Warrants shall automatically be reduced to such lower prices.

On December 28, 2010, the conversion price of the Senior I Notes and Junior Notes was reduced from $0.05 to $0.02 per share and the exercise price of the Senior I Warrants was reduced from $0.05 to $0.025 per share

On March 7, 2011, the Company issued an additional US $600,000 of Senior II Notes.  It is expected that the continued development of MegaWest’s oil and gas projects, will require additional funding.

The Company has now completed working over virtually all of its production wells in both projects.  Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment has been installed, and well logs have been run to identify swept versus un-swept areas of the reservoir.  Chemical surfactant and seismic stimulation technologies are currently being tested.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve enhanced production results, reserve assignment and profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, working interest farmouts or any combination thereof.

The Company’s unaudited consolidated financial statements for the three and nine months ended January 31, 2011 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has used its available cash primarily for development activities on its Missouri oil projects and is currently in a position where it will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to continue these development activities.  There is significant uncertainty about the Company’s continued ability to use the going concern assumption which presumes the Company’s ability to continue to be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

SELECTED INFORMATION
	For the three months ended January 31		For the nine months ended January 31
	2011	2010	2011	2010
Interest income	$-	$2,880	$-	$6,153
Net loss	$(587,826)	$(878,252)	$(2,000,459)	$(2,597,622)
Net loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of common shares	133,289,472	133,289,472	133,289,472	133,289,472

			As at January 31 2011	As at April 30 2010

Total assets			$30,527,412	$25,721,698
Long-term debt			$7,711,692	-
Capital stock (1)			$85,362,362	$86,126,601
Shareholders’ equity			$21,124,708	$24,185,790
Common shares outstanding			133,289,472	133,289,472

(1)	Includes share capital, preferred shares, warrants and options on preferred shares and equity portion of convertible notes.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Operational and Project Review
Cost	Missouri	Kentucky	Montana	Kansas	Other	Total
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$96,112	$1,340,449	$24,392,196
Additions	3,355,737	101,331	-	4,828	-	3,461,896
Pre-commercial oil sales, net	(1,206,959)	-	-	-	-	(1,206,959)
Balance, January 31, 2011	$21,140,688	$3,367,973	$697,083	$100,940	$1,340,449	$26,647,133

Missouri

Including the Deerfield acreage, the Company’s Missouri lease holdings totaled 38,119 net mineral acres with 100 % operating interest.  On separate 320 acre tracts at Deerfield, MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 110 development production wells, 38 steam injection wells and 12 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells.  60% of Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns.  Cumulative production at Marmaton to date is 41,230 bbls of oil.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. Cumulative production at Grassy Creek to date is 17,780 bbls of oil.

Upon completion of the ICO Fund and MP1 funding transactions on August 28, 2009, the Company restarted steam injection operations at both Marmaton River and Grassy Creek in mid-September 2009.  Both the Grassy Creek and Marmaton River projects responded positively to steam injection.  Thermal observation wells at Grassy Creek showed ideal vertical conformance of the developing steam chamber, while Marmaton River production wells showed excellent permeability.  As production rates ramped up, it was necessary to perform certain modifications to surface facilities to optimize delivery of steam to, and recovery of oil from, the reservoir.  Those modifications were completed and both facilities are now performing as required, allowing the Company’s operations team to focus on production well and reservoir performance. The Company has now completed working over virtually all of its production wells in both projects.  Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment is being installed, and well logs have been run to identify swept versus un-swept areas of the reservoir.  Chemical surfactant and seismic stimulation technologies are currently being tested.

Previous production operations achieved encouraging initial oil production rates of up to 300 bbls per day of clean sales oil. MegaWest expects with this additional investment in technology, coupled with what we have learned from our initial production operations, production will ramp up beyond previous highs and ultimately approach project design rates.

It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

MegaWest is selling all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.  Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved net mineral acres (10,930 company net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement. The Farmee currently owns about 1,000 net acres contiguous with Farmor’s leases which will be included in the joint lands.

In 2011, the Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands.  The Farmee will also pay for and construct any production facilities required to produce the wells and will provide the technology required to implement production schemes on the joint land.  The joint leases will yield a net revenue interest of 82%.  Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared 50% by the Farmee and 50% by the Farmor (MegaWest 18.75%, working interest partner 31.25%).  During the 4-year term of this agreement, the Farmee will pay all lease rentals attributable to the joint lands and will also drill each year a sufficient number of wells to hold a minimum of 15% of the joint lands.  Any sale of all or a portion of the joint lands during the term of this Agreement will result in the sharing of proceeds from such sale by the parties hereto in the same proportions as the revenue interests set forth above, after recovery by the acquiring party of its original lease acquisition costs incurred for the leases being sold.

Montana

The Montana leases include an average 55.3 % working interest in 15,688 unproved net mineral acres (8,673 company net acres) covering two prospects, Teton and Devils Basin.  At Teton (14,513 net mineral acres), the Company has a 53.7 % working interest. The Loma acreage expired on its own terms in late 2009.

Acquisition of new 2D seismic over the Teton prospect was completed and processed during fiscal 2009. Additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

The Company has no near-term plans to proceed with the project.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 % interest in two oil and gas leases covering 385 net mineral acres. The Company has no near-tern plans to proceed with the project.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

FINANCIAL REVIEW
	Three months ended January 31		Nine months ended January 31
	2011	2010	2011	2010
Interest income	$-	$2,880	$-	$6,153
Expenses
General and administrative	404,135	817,912	1,701,873	2,371,934
Foreign exchange (gain) loss	(59,892)	21,359	(234,266)	105,759
Interest and accretion on convertible notes	191,436	-	372,742	-
Interest on line of credit	12,567	-	42,272	-
Depreciation and accretion	39,580	41,861	117,838	126,082
	587,826	881,132	2,000,459	2,603,775
Net loss	$(587,826)	$(878,252)	$(2,000,459)	$(2,597,622)
Net loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of shares - basic and diluted	133,289,472	133,289,472	133,289,472	133,289,472

Three months ended January 31, 2011

MegaWest reported a net loss of $587,826 ($0.00) per share basic and diluted, for the three months ended January 31, 2011 compared with a net loss of $878,252 ($0.01) per share basic and diluted for the comparable 2010 period.  The decrease in the loss for the 2011 period was mainly attributable to a $413,777 decrease in general and administrative expenses and a foreign exchange gain of $59,892 compared to a $21,359 foreign exchange loss in the 2010 period offset by a total of $204,003 interest on the line of credit and convertible debentures, including related accretion.

Nine months ended January 31, 2011

MegaWest reported a net loss of $2,000,459 ($0.02) per share basic and diluted, for the nine months ended January 31, 2011 compared with a net loss of $2,603,775 ($0.02) per share basic and diluted for the comparable 2010 period.  The reduction in the loss for the 2011 period was mainly attributable to a $670,061 decrease in general and administrative expenses and a foreign exchange gain of $234,266 compared to a $105,759 foreign exchange loss in the 2010 period offset by a total of $415,014 of interest on the line of credit and convertible debentures, including related accretion.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

General and administrative expenses

	Three months ended January 31		Nine months ended January 31
	2011	2010	2011	2010
Stock-based compensation:
Stock options	$28,100	$125,460	$214,600	$255,460
Shares issued for services	-	8,048	-	8,048
Consulting warrants	(176,208)	-	77,916	-
Less: capitalized portion	(720)	(1,977)	(5,120)	(9,270)
	(148,828)	131,531	287,396	254,238

Salaries and benefits	244,979	517,420	765,581	1,202,587
Professional fees	232,331	51,896	527,538	246,725
Investor relations	4,558	26,122	49,260	40,792
Office and administration	118,259	110,808	208,494	697,703
Information technology	6,270	5,332	30,591	19,638
Less: capitalized portion	(53,434)	(25,197)	(166,987)	(89,749)
	552,963	686,381	1,414,477	2,117,696
	$404,135	$817,912	$1,701,873	$2,371,934

The primary variances in general and administrative expenses for the 2011 periods as compared to the 2010 periods are as follows:

•
Stock-based compensation expense related to stock options is higher in the three months ended January 31, 2011 as the Company granted 5,000,000 stock options in the period.  In addition, the estimated fair value per option for options granted in 2010 was $0.19 compared to $0.027 per option for options granted in 2011.

•
Stock-based compensation expense related to consulting warrants for the three months ended January 31, 2011 is in a recovery position due to a change in the fair value estimate of 3,600,000 consulting warrants granted in July 2010.  The Company granted an additional 20,000,000 consulting warrants in December 2010.  The estimated fair value of the consulting warrants is being amortized to expense over the term of the related contracts.

•	Salaries and benefit costs decreased due to the reduced staffing level compared to 2010.

•
Professional fees, consisting of legal, audit, accounting and tax advisory fees, increased due to services related to financial reporting and regulatory compliance and the Company’s dispute with its landlord (see Contingency and Contractual Obligation section).

•
Investor relations expenses increased in the nine-month period related to the Company’s efforts to raise investor awareness of the Company.  The Company engaged in minor investor relations activities in the 2010 period.

•
Office and administrative costs decreased due to management’s efforts to reduce costs, the closing of a field office in Missouri and no Calgary office lease payments made since December 2009 (see Contingency and Contractual Obligation section).

Foreign exchange gain/loss

The foreign exchange gain in the three and nine months ended January 31, 2011 resulted primarily from the translation of U.S. dollar denominated cash balances and convertible debt into our Canadian dollar functional currency.  The Company’s U.S. dollar denominated cash balances increased in 2011 as a result of the US$2.5 million financing completed in July 2010 and the US$4.0 million financing completed in December 2010 and January 2011.  In addition, the Canadian dollar has increased in value compared to the U.S. dollar during the nine months ended January 31, 2011.  In the comparative 2010 period, the Company had lower U.S. dollar denominated cash balances and although the Canadian dollar strengthened against the U.S. dollar, it was weaker on average.  The Company has not entered into any foreign exchange hedging agreements.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS
(000’s except per share amounts)

	Fiscal 2011			Fiscal 2010				Fiscal 2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest income ($)	-	-	-	-	3	2	2	3
Net loss ($) (1)	(588)	(695)	(718)	(2,315)	(878)	(872)	(850)	(1,259)
Net loss per share ($) (2)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets ($)	30,527	27,067	28,166	25,862	27,321	27,946	26,476	27,436

(1)	Larger loss incurred in Q4 2010 was a result of impairments recorded on mineral properties and oil and gas assets.

(2)	Sum of quarters may not add to total for the year due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2011, the Company had a working capital surplus of $2,399,037 compared to a working capital deficiency of $213,025 at April 30, 2010.

The Company continues to be in the exploration stage as oil production and sales for each of the Company’s projects in Missouri have not yet achieved commercial production levels.  Equipment upgrades are currently in progress and management restarted steaming operations at the Grassy Creek project at the end of September 2010. The Company will need to raise additional cash within the next 12 months in order to continue exploration activities. While management is currently evaluating plans and alternatives to raise additional cash through raising additional equity, issuing additional debt and/or through a possible disposition or joint venturing of mineral properties, no definitive arrangement has been agreed to date, except for $600,000 of additional Senior II Notes issued in March 2011.

Investing Activities

During the three and nine months ended January 31, 2011, the Company incurred $892,543 and $2,219,500, respectively, of expenditures on oil and gas assets net of cost recoveries and pre-commercial oil sales of $228,788 and $1,206,959, respectively.

On July 30, 2010, the Company and MP1 entered into an arrangement whereby the Company acquired MP1’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted a receivable related to joint venture capital and operating costs owing by MPI on its Marmaton River and Grassy Creek projects in Missouri to a promissory note and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1. During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%).  As at January 31, 2011, the balance of the long-term receivable was $225,991.

Financing Activities

On April 29, 2010 the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The credit facility is available up to a maximum of U.S. $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties.   The credit agreement can be terminated by the Company upon 30 days’ notice. During the first quarter, the Company drew $320,582 on the credit facility and repaid the amount in full in the second quarter.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

The April 29, 2010 line of credit was terminated and the Company subsequently entered into a similar one on the same terms. As of January 31, 2011, the Company had drawn $74,931.  The line of credit repaid in February 2011 and then terminated.

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding for net proceeds, after transaction costs, of $2,388,266.  Details of the financing are described in the Overview section.

In December 2010 and January 2011, the Company closed a financing with institutional and private investors for a total of US $4.0 million of funding for net proceeds, after transaction costs of $3,900,025.  Details of the financing are described in the Overview section.

During the first quarter of fiscal 2011, the Company issued 3,600,000 warrants to a consultant for professional services.   The warrants are exercisable at US$0.05 per common share. An additional 20,000,000 warrants, exercisable at US $0.025 were granted in December 2010.  These warrants expire three years from the date of issuance.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:
As at	April 1 2011	January 31 2011	April 30 2010
Common shares (1)	133,289,472	133,289,472	133,289,472
Preferred A Shares (2)	-	-	34,592,957
Preferred A Warrants (3) (11)	15,400,000	15,400,000	15,400,000
Preferred B Shares (4) (11)	20,000,000	20,000,000	20,000,000
Preferred B Warrants (4) (11)	10,000,000	10,000,000	10,000,000
Senior I & II Notes (5) (8) (11)	355,000,000	325,000,000	-
Senior I & II Warrants (5) (8) (11)	142,000,000	130,000,000	-
Junior Notes (2) (11)	125,053,400	125,053,400	-
Consultant Warrants (7)	23,600,000	23,600,000	-
Stock Options (1) (6)	10,573,000	10,738,000	10,698,000
Accrued Senior I & II Notes interest (10) (11)	14,930,959	8,273,425	-
Accrued Junior Notes interest (10) (11)	6,295,497	4,753,742	-
	856,142,328	806,108,039	223,980,429

(1)	As at April 1, 2011, senior management and directors held an aggregate total of 11,326,443 common shares and 9,500,000 stock options.

(2)
On July 30, 2010, the Company converted 22,000 Preferred A Shares plus US$301,069 of accumulated dividends were converted to US $2,501,069 of Junior Notes.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.05 per common share at the Company’s option under terms and conditions specified in the existing agreement for Preferred A Shares.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

(3)	The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase a common share at US $0.25 per share for a period of five years from issuance.

(4)
Pursuant to the agreements with MP1, until November 26, 2010 (extended to May 24, 2011), the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Preferred B Shares”), for up to US $2,000,000 on similar terms to the Preferred A Shares except the conversion price is US $0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Preferred B Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $150,000 per day for the same 20 day period. In conjunction with the Preferred B Share issuance, the Company will issue to the Investors up to 10,000,000 warrants (“Preferred B Warrants”).  Each Preferred B Warrant allows the holder to purchase a common share at US $0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to Preferred B Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

(5)
On July 30, 2010, the Company issued US $2,500,000 of Senior I Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.02 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior I Warrant”) has been issued to the holder for each $0.05 principal amount of the Senior I Notes for a total of 50,000,000 warrants.

(6)
During the nine months ended January 31, 2011, 5,000,000 options were granted, 2,085,000 options expired and 2,875,000 options were forfeited due to the resignation of a director and an officer.  An additional 165,000 options were forfeited in February 2011.

(7)
The Company issued 3,600,000 warrants on July 30, 2010 and 20,000,000 warrants on December 28, 2010 as part of fee arrangements with an independent consultant for professional services.  The warrants are exercisable at $0.025 per share.

(8)
In December 2010 and January 2011, the Company issued US $4,000,000 of Senior II Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.02 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior II Warrant”) has been issued to the holder for each $0.05 principal amount of the Senior II Notes for a total of 200,000,000 warrants exercisable at $0.025 per share.

(9)	On March 7, 2011, the Company issued an additional US $600,000 of Senior II Notes and 12,000,000 Senior II Warrants as described in (8).

(10)
Interest accrued on the junior notes and the senior notes are payable in additional junior notes and senior notes.  As at January 31, 2011, $260,543 (April 1, 2011 - $424,529) of accrued interest is convertible at $0.02 per share.

(11)
As of April 1, 2011, the holders of the Senior I & II Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of approximately 688,679,855 common shares or 80.4% of the fully diluted common shares of MegaWest, and could have the ability to control all matters submitted to MegaWest's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of MegaWest’s shares.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

CONTINGENCY AND CONTRACTUAL OBLIGATIONS

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable by the Company until remediation had been completed by the Landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent to the Landlord since December 2009. During the remediation process, the Company engaged an independent environmental testing company (the “Consultant”) to test for air quality and to test for the existence of other potentially hazardous conditions.

The testing revealed the existence of potentially hazardous mould in various carpet samples and the Consultant gave specific written instructions for the effective remediation of the premises. During the remediation process, the Landlord did not follow the Consultant’s instructions for correction of the potentially hazardous mould situation and subsequently, in June 2010, the landlord gave notice and declared the premises to be ready for occupancy. The Company re-engaged the Consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the Landlord to be in default of the lease and the lease terminated.

The Landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the Landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685.

The Landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,816 which otherwise would have been due as follows:
Year ended April 30
2011	$ 447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$ 1,510,816

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligations:

At January 31, 2011 pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $381,000 under certain events around employment termination.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

(c)	Consulting Fee:

On December 28, 2010, the Company executed a consulting agreement for professional services.  Pursuant to the agreement, the Company is required to pay a fee of US $250,000 payable at the Company’s option in cash or 12,500,000 shares of the Company.  As at January 31, 2011, accounts payable and accrued liabilities includes $250,150 (US $250,000) for the fee.  In addition, the Company issued 20,000,000 warrants to the consultant.

(d)	Legal Proceedings:

Except as noted above under contingency; there are no legal actions either in process or pending and the Company is not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties were in the normal course of operations and measured by the exchange amount, which is the amount agreed upon by the transacting parties.  Specifically, during the three and nine months ended January 31, 2011 and 2010, the Company entered into the following transaction with related parties:

During nine months ended January 31, 2011, the Company paid $127,789 (nine months ended January 31, 2010 - $49,939) in professional fees by a law firm in which the Corporate Secretary of the Company is a partner, of which $104,964 is included in convertible note transaction costs and $22,825 is included in general and administrative expenses.

SUBSEQUENT EVENTS

(a)	On March 7, 2011, the Company issued an additional US $600,000 of Senior II Notes.

(b)	On March 8, 2011, the Company received a conversion notice for $50,000 principal amount of Senior I Notes for which 2,500,000 common shares are to be issued.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 1 to the annual consolidated financial statements for the years ended April 30, 2010 and 2009.  The consolidated financial statements are prepared in conformity with Canadian GAAP.

The preparation of the financial statements requires making estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price, the valuation of preferred shares and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in our annual MD&A for the year ended April 30, 2010 and have not changed to date.

CHANGES IN ACCOUNTING POLICIES

The Company did not adopt any new or revised accounting standards during the nine months ended January 31, 2011.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has completed a high-level review and preliminary assessment of the differences between Canadian GAAP and IFRS. This assessment has provided insight into what are anticipated to be the most significant areas of difference applicable to the Company.   The next step is to perform an in-depth review of the significant areas of difference and select ongoing IFRS policies. Key areas addressed will also be reviewed to determine any information technology issues, the impact on internal controls over financial reporting and the impact on business activities including the effect, if any, on covenants and compensation arrangements.

The Company will also continue to monitor standards development as issued by the IASB and the AcSB as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of its adoption of IFRS.

The following IFRS standards are considered most relevant to the Company’s conversion process:

IFRS 1 - First-time Adoption of IFRS which generally requires that an entity apply all IFRS standards retrospectively, with specific mandatory exemptions, and a limited number of optional exemptions. A preliminary assessment of the available exemptions has been completed.

Elections made upon transition to IFRS can have a significant impact on the level of time and effort needed for the conversion to IFRS. The following optional exemptions appear to be the most applicable to the Company:

a)
Deemed cost of full cost oil and gas assets - This exemption provides the Company with the option of measuring exploration and evaluation assets and assets in the development and production (“D&P”) phases at the amount determined for the cost centre under Canadian GAAP. The cost of the D&P assets are allocated to the underlying assets on a pro rata basis using reserve volumes or reserve values as of the transition date;

b)	Business combinations - This exemption provides the Company with the option of not applying IFRS 3 Business Combinations to business combinations that took place before the date of transition;

c)
Share-based payments - This exemption provides the Company with the option of not applying IFRS 2 to equity-settled share-based payment transactions issued after November 7, 2002 and which have vested before the date of transition; and

d)
Decommissioning liabilities - If the exemption discussed under b) is utilized, the Company should then measure decommissioning, restoration and similar liabilities at the transition date in accordance with IAS 37, but may recognize, directly in retained earnings, any difference between that amount and the Canadian GAAP carrying amount of the liabilities at the transition date.

In addition to these exemptions, IFRS 1 provides other exemptions that are available on transition to IFRS. These exemptions may become useful for the Company to consider in the future.

IFRS 6 - Exploration and Evaluation of Mineral Resources (“E&E”)

The Company capitalizes costs related to exploration and evaluation (“E&E”) projects under Canadian GAAP. Under IFRS, the Company has the option to either continue to capitalize these costs until technical feasibility and commercial viability of the project is determined, or to expense these costs as incurred. The Company intends to capitalize E&E costs. On transition to IFRS, The Company will reclassify all E&E expenditures that are currently included in the property and equipment balance on the balance sheet. This will consist of the book value of undeveloped land and unevaluated seismic data that relates to exploration properties. The Company anticipates that it will not deplete its E&E assets but rather will assess the assets for impairment when indicators of impairment exist. These assets are required to be assessed for impairment upon transition to IFRS. The Company does not currently expect to record any impairment of its E&E assets on transition to IFRS.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

Pre-exploration costs are expenditures incurred prior to the Company obtaining the legal right to explore in an area and must be expensed under IFRS. Under Canadian GAAP, The Company capitalizes and depletes such costs within the full cost pool. The Company does not anticipate that this accounting policy difference will have a significant impact on its financial statements.

IAS 16 - Property, Plant and Equipment

Property and equipment will be one of the most significant areas impacted by the adoption of IFRS. Under Canadian GAAP, the Company follows the CICA’s Accounting Guideline 16 on full cost accounting, while IFRS has no equivalent guideline. The Company will be required to adopt different accounting policies for pre-exploration activities, E&E costs, D&P assets, the accounting for gains and losses on divestitures and depletion, depreciation and amortization.

Under IFRS, The Company’s property and equipment must be divided into multiple components, which is unlike full cost accounting where all oil and gas assets are accumulated into one cost centre. The Company plans to allocate the deemed cost of its oil and gas properties and equipment to components based on proved plus probable reserve values at January 1, 2010. The main components are expected to be aligned with the regions in which The Company operates and could change in the future as a result of acquisitions or dispositions. These assets are required to be assessed for impairment upon transition to IFRS.

D&P assets are the expenditures incurred for an area or property where technical and commercial feasibility have been determined (including amounts transferred from E&E). The Company will continue to capitalize these costs. Under Canadian GAAP, these costs are depleted on a unit-of-production basis at a country cost centre level, whereas under IFRS these costs must be depleted at a lower unit of account, known as a “component.” Under IFRS, The Company has the option to calculate depletion using a reserve base of total proved or proved plus probable reserves, as compared to the current Canadian GAAP method of using only proved reserves. The Company intends to use proved plus probable reserves as a basis for depletion, which will include the related future development costs related to proved plus probable reserves in the depletable cost base.

Divestitures of an oil and gas property under IFRS will generally result in a gain or loss recognized in the statement of operations. Under current Canadian GAAP, proceeds of divestitures are deducted from the full cost pool without a recognition of a gain or loss unless such a deduction resulted in a change to the Company’s depletion rate of 20% of greater.

IAS 36 - Impairment of Assets

Subsequent to the transition to IFRS, assets will be assessed for impairment when indicators suggest the possibility of impairment. This could result in more frequent impairments of assets under IFRS. Future cash flows will be discounted in the impairment test under IFRS, whereas future cash flows are currently not discounted for the first step of the impairment test under Canadian GAAP. In addition, property and equipment impairment testing will be performed at the CGU level under IFRS, rather than at the country cost centre level which is current practice under Canadian GAAP. The Company intends to test impairment using proved plus probable reserves. Under Canadian GAAP, reversal of impairment losses is prohibited, whereas under IFRS, if the conditions giving rise to impairment have reversed, impairment losses previously recorded would be partially or fully reversed.

IAS 32 - Financial Instruments: Presentation

The requirements included in IFRS to present financial instruments as equity or liabilities are different from Canadian GAAP requirements.  As a result, components of instruments classified as equity may become liability classified under IFRS and will have to be recorded at fair value in each period, with changes in fair value reported in income.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

As an alternative to converting to IFRS the Company is also evaluating the impact of converting to United States Generally Accepted Accounting Principles and expects to make a determination in this regard prior to April 30, 2011.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2010 includes an overview of certain business risks and uncertainties facing the Company. Those risks remain effective at the date of this MD&A.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements, such as those under Liquidity and Capital Resources, are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.